STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.    Tel: +44 207 611 8960
Aldwych House             Fax: +44 207 611 8965
71-91 Aldwych             www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                       STOLT-NIELSEN S.A. REPORTS RESULTS
                     FOR SECOND QUARTER AND SIX MONTHS 2006

London, England - July 6, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today reported results for the second quarter ended May 31, 2006.

Highlights for the second quarter of 2006 included:

o Operating revenue of $391.7 million for the quarter, compared with operating revenue of $443.4 million for the same quarter last year
     ($367.8 million excluding the $75.6 million of operating revenue of Stolt Sea Farm (SSF) operations that were contributed to Marine Harvest as of April 29, 2005).
o Net income of $57.4 million for the quarter, compared with net income of $5.7 million for the same quarter last year.
o Stolt-Nielsen Transportation Group's (SNTG) results reflected solid market conditions for all divisions but were negatively affected by continued high antitrust-related legal advisor expenses totaling
     $9.4 million for the current quarter and customer-related antitrust provisions.
o The Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) of 1.30 was at the same level of 1.30 reported in the first quarter of 2006 and 1.31 reported in the second quarter of 2005.
o SSF's 25% share of Marine Harvest contributed a total of $14.7 million to net income. SSF's turbot operations again reported improved results.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"SNSA had yet another good quarter with solid results driven by sustained healthy demand in markets served by SNTG partially offset by continued high legal advisor costs and customer-related antitrust provisions, along with a positive contribution from SSF's turbot operations.

"Our outlook remains unchanged. In our parcel tanker operations, the market fundamentals remain positive, though we continue to expect some volatility due to shifting trade patterns, new tonnage entering the market, and the impact of new IMO regulations. Our tank container business is expected to continue to post good results. And we are actively growing our terminal operations, as evidenced by investments this year in Tianjin, China and Antwerp, Belgium."

----------
(1) The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.
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SNSA PERFORMANCE SUMMARY AND RESULTS

                                                                 QUARTER                    6 MONTHS
REPORTING ITEM (in USD millions, except per share    ------------------------------   -------------------
data (diluted) and number of shares)                   2Q06       1Q06       2Q05       2006       2005
--------------------------------------------------   --------   --------   --------   --------   --------
Operating revenue                                       391.7      382.5      443.4      774.2      906.7
Income from continuing operations                        57.4       47.9        5.9      105.3       29.9
Net income                                               57.4       47.9        5.7      105.3      386.9
EPS (Continuing operations)                              0.90       0.74       0.09       1.63       0.45
EPS (Net income)                                         0.90       0.74       0.09       1.63       5.85
Weighted average number of shares (in millions)          63.8       65.1       66.5       64.4       66.1

Net income for the second quarter ended May 31, 2006 was $57.4 million, or $0.90 per share, on operating revenue of $391.7 million, compared with net income of $47.9 million, or $0.74 per share, on operating revenue of $382.5 million for the first quarter of 2006, and net income of $5.7 million, or $0.09 per share, on operating revenue of $443.4 million for the second quarter of 2005.

The improvement in net income in the second quarter of 2006 compared with the same period last year reflected stronger operational performance in SNTG's tank container division, partially offset by $9.4 million of anti-trust related legal advisor expenses reflected in administrative and general expenses (as compared with $6.2 million for the second quarter of 2005), and higher ship management costs. Growth in net income also reflected an improvement in SSF's performance due to improved turbot results and a $14.7 million contribution from SNSA's investment in Marine Harvest. Interest expense, net was $2.1 million lower in the second quarter of 2006 compared with the second quarter of 2005 as a result of lower outstanding debt levels and improved financing terms. Foreign currency exchange gains increased by $6.4 million in the second quarter of 2006, primarily as a result of SNSA holding a large EUR cash balance after the receipt of a prepayment for the Marine Harvest sale transaction, compared to the second quarter of 2005. The second quarter of 2005 included a loss of $14.3 million on the early retirement of debt as well as tax provisions of $9.8 million taken by SSF arising from a legal restructuring in anticipation of the Marine Harvest transaction.

The diluted weighted average number of shares outstanding for the second quarter of 2006 was 63.8 million, compared with 66.5 million for the same period in 2005. The decrease in the average number of shares outstanding reflected the 4.6 million shares repurchased (as of May 31, 2006) as part of the share repurchase program, partially offset by the issuance of new shares resulting from the exercise of stock options.

Net income for the six months ended May 31, 2006 was $105.3 million, or $1.63 per share, on operating revenue of $774.2 million, compared with net income of $386.9 million ($29.9 million related to income from continuing operations), or $5.85 per share ($0.45 per share for income from continuing operations), on operating revenue of $906.7 million for the six months ended May 31, 2005.

                                        2
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Net income for the six months ended May 31, 2005 included a $355.9 million gain on the sale of SNSA's investment in Stolt Offshore S.A. and $1.1 million of income from discontinued operations. The improvement in income from continuing operations in the six months of 2006 compared with the same period last year reflected stronger operational performance in SNTG's tank container and terminal divisions, partially offset by, $18.4 million of anti-trust related legal advisor expenses reflected in administrative and general expenses (as compared with $11.9 million for the six months of 2005) and higher ship management costs. Growth in income from continuing operations also reflected an improvement in SSF's performance due to stronger turbot results and a $22.1 million contribution from SNSA's investment in Marine Harvest. Interest expense, net was $8.6 million lower in the first six months of 2006 compared with the same period in 2005 as a result of lower outstanding debt levels and improved financing terms. Foreign currency exchange gains increased by $7.1 million, primarily as a result of SNSA holding a large EUR cash balance after the receipt of a prepayment for the Marine Harvest sale transaction, in the first six months of 2006 compared to the same period of 2005. The six-month period for 2005 included a loss of $15.1 million on the early retirement of debt. SNSA's income tax provision was $12.2 million lower in the first six months of 2006 compared with the same period in 2005 as a result of lower income subject to tax in SNTG entities and $9.8 million of tax provisions taken by SSF in the second quarter of 2005 arising from a legal restructuring in anticipation of the Marine Harvest transaction.

The diluted weighted average number of shares outstanding for six months ended May 31, 2006 was 64.4 million, compared with 66.1 million for the same period in 2005. The decrease in the average number of shares outstanding in 2006 reflected the 4.6 million shares repurchased (as of May 31, 2006) as part of the share repurchase program, offset by the issuance of new shares resulting from the exercise of stock options.

FINANCING, DIVIDEND, SHARE BUYBACK PROGRAM, AND SHARE OPTIONS

A final 2005 dividend of $1.00 per common share (including American Depositary Shares), totaling $61 million, was paid on June 15, 2006 to shareholders of record as of June 1, 2006.

To date, a total of 4,593,500 SNSA common shares have been repurchased for $138.7 million, under the $200 million repurchase program announced on August 25, 2005. During the second quarter of 2006, 2,881,850 shares were repurchased.

In accordance with the adoption of SFAS No. 123(R), "Share-Based Payment" beginning on December 1, 2005, $1.3 million of compensation expense was recorded in the second quarter of 2006 related to stock options.

Debt as of May 31, 2006 was $497.5 million compared with $619.8 million as of February 28, 2006, and $517.4 million as of May 31, 2005. During the second quarter of 2006, the strong operational cash flow and the EUR 293.8 million (approximately $353.5 million at the then current exchange rate) prepayment proceeds from the sale of our ownership interest in Marine Harvest, was principally used to pay down debt after covering $99.9 million of capital expenditures and $80.7 million of share buybacks. The $99.9 million of capital expenditures consisted primarily of the purchase of four second-hand ships, progress payments on the new building of ships, and the purchase of new tank containers.

Interest expense, net in the second quarter of 2006 was $6.7 million, which was a decrease from $9.2 million in the first quarter of 2006 and $8.8 million in the second quarter of 2005. The decrease in interest expense compared with the first quarter of 2006 was due to the lower outstanding debt levels noted above. The decrease in interest expense compared with the second quarter of 2005 was due to the lower outstanding debt levels noted above and improved financing terms.

SNSA's Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission (SEC) on May 31, 2006 disclosed a material weakness relating to the administration of our stock option plans which

                                                    [LOGO OF STOLT-NIELSEN S.A.]

was remedied in 2005. The SEC has recently contacted us and indicated that they will request additional information in relation to this disclosure. We have informed the SEC that we intend to cooperate fully with their request.

On July 5, 2006, SNSA received a request from the Oslo B0rs for more detailed information about SNTG's status in the U.S Department of Justice's (DOJ) amnesty program in connection with letters to SNTG dated April 8, 2003 and March 2, 2004. SNSA welcomes the request and intends to cooperate fully with the Oslo B0rs' inquiry.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

                                                                 QUARTER                    6 MONTHS
                                                     ------------------------------   -------------------
OPERATING INCOME BY DIVISION (in USD millions)         2Q06       1Q06       2Q05       2006       2005
--------------------------------------------------   --------   --------   --------   --------   --------
Stolt Parcel Tankers                                     33.8       41.3       37.0       75.0       80.2
Stolt Tank Containers                                    10.9        8.3        7.1       19.2       14.3
Stolthaven Terminals                                      7.4        6.7        7.3       14.1       13.3
SNTG Corp & Restructuring Charges                        (6.9)      (6.1)      (4.8)     (13.0)     (10.5)
SNTG Total                                               45.2       50.2       46.6       95.3       97.3

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.30 at the same level as the 1.30 reported in the first quarter of 2006 and compares with 1.31 in the second quarter of 2005.
o    Bunker fuel prices continued at historical record levels.
o    Increased shipments and higher utilization for Stolt Tank Containers.
o Stolthaven Terminals continued to achieve solid operational results with high utilization.

PARCEL TANKER DIVISION
SNTG's parcel tanker division reported operating income of $33.8 million in the second quarter of 2006, compared with operating income of $41.3 million in the first quarter of 2006, and $37.0 million in the second quarter of 2005. Spot freight rates in the traditional outbound markets have been steady in recent months after weakening late last year and earlier this year. Spot freight rates in the traditional return markets continue to strengthen. Contracts renewed were done at marginally higher rates. The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.30 and was at the same level as the 1.30 reported in the first quarter of 2006 and compares with 1.31 in the second quarter of 2005.

                                        4
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The decrease in operating income in the second quarter of 2006 compared with the first quarter was due to higher customer-related antitrust provisions of $2.7 million, maginally weaker trading results of $2.0 million, and higher administrative and general expenses resulting from increased antitrust-related legal advisor costs, a weaker U.S. dollar, and stock option compensation expense of $2.9 million. Antitrust-related legal advisor expenses for the parcel tanker division in the second quarter of 2006 were $7.4 million, compared with $6.6 million in the first quarter and $4.5 million in the second quarter of 2005.

TANK CONTAINER DIVISION
SNTG's tank container division reported operating income of $10.9 million in the second quarter of 2006, compared with $8.3 million in the first quarter and $7.1 million in the second quarter of 2005. The improved results compared with the first quarter were primarily due to improved margins, increased shipments, and lower anti-trust related legal advisor expenses. Shipments rose by 6% in the second quarter of 2006 compared with the first quarter while utilization rose to 76% from 75% over the same period. The improvement was due to strong market conditions in the tank container division's major trading areas of Asia, Europe, North America and the Middle East. Antitrust-related legal advisor expenses in the second quarter of 2006 were $2.0 million, compared to $2.4 million in the first quarter of 2006 and $1.7 million in the second quarter of 2005.

TERMINAL DIVISION
SNTG's terminal division reported operating income of $7.4 million in the second quarter of 2006, compared with $6.7 million in the first quarter and $7.3 million in the second quarter of 2005. Utilization in the second quarter of 2006 was 98% compared with 99% in the first quarter. The improvement in the second quarter of 2006 operating income compared with the first quarter was due to increased leased capacity at the Stolthaven Braithwaite facility as storage tanks damaged by Hurricane Katrina have returned to marketable service and slightly lower administrative and general expenses.

On June 12, 2006, SNTG announced the signing of two joint venture partnership agreements with the Lingang Harbor Affairs Company in Tianjin, China for the previously announced long-term lease of prime waterfront property upon which a state-of-the-art chemical and oil products terminal is to be designed and built by SNTG. The terms of the partnership agreements establish two joint venture companies, one that will own the jetty and dock facilities, and one that will own the terminal for bulk-liquid storage. SNTG will own 40% of the Tianjin Stolthaven Jetty Co. Ltd and 65% of the Tianjin Stolthaven Terminal Co. Ltd. The initial phase of the terminal development is anticipated to include the construction of 47 storage tanks, with a total capacity of 185,400 cubic meters, and a jetty at a total estimated investment of $58 million. SNTG's share of the investment is anticipated to be $23 million. The terminal's first jetty, which is already under construction, is expected to be operational by August 2006. The terminal is expected to be operational in 2007.

Competition authority approval was recently received for the Stolthaven Terminals B.V.'s previously announced acquisition of a 50% interest in Oiltanking Antwerp N.V., a storage terminal company in Antwerp, Belgium.

                                        5
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LEGAL
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the DOJ Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of SNTG's arguments regarding the validity of the Amnesty Agreement. Instead, the decision was based on a determination that the District Court did not have the authority to issue a pre-indictment injunction. On June 20, 2006, the Third Circuit denied SNTG's petition to have the appeal reconsidered by the entire Third Circuit court. SNTG has announced that it will seek review of the Third Circuit's ruling by the Supreme Court of the United States. On June 26, 2006, SNTG filed a motion to stay the Third Circuit's order from becoming effective while SNTG seeks such Supreme Court review.

SNTG remains in the European Commission's (EC) immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

On June 19, 2006, the District Court for the District of Connecticut denied SNSA's motion to dismiss a securities action filed by lead plaintiff Rucker. The Court had previously dismissed the complaint, but allowed plaintiffs leave to refile. A stay of the case remains in place pending further order of the District Court.

On June 26, 2006, the District Court for the Southern District of New York issued an order holding that the standard ASBATANKVOY maritime arbitration clause does not permit SNTG customers to bring their antitrust claims as a class arbitration against SNTG. The putative class claims rejected by the Court had been brought by Animalfeeds International Corp.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of the SNTG's contracts with the relevant customers.

In some cases, SNTG has agreed to make up-front cash payments or guaranteed payments to customers. SNTG has made a provision of $2.7 million against operating revenue in the second quarter of 2006 (as compared to no provisions in the first quarter of 2006 and $9.8 million in the second quarter of 2005) reflecting such payment terms of existing settlement agreements, agreements in principle or offers made to customers. In certain cases, SNTG has agreed to future discounts, referred to as rebates, sometimes in conjunction with up front cash payments or guaranteed payments, that are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $11 million as of May 31, 2006. We would expect most of the revenue that would be subject to these rebates would occur within the 18 months following May 31, 2006.

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STOLT SEA FARM (SSF)

                                QUARTER                    6 MONTHS
OPERATING INCOME    ------------------------------   -------------------
(in USD millions)     2Q06       1Q06       2Q05       2006       2005
-----------------   --------   --------   --------   --------   --------
SSF                      3.4        2.6        1.5        6.1        1.5

o SSF's turbot operations continued to post solid results benefiting from higher prices.
o    Southern bluefin tuna commenced seasonal sales.

SSF reported operating income of $3.4 million in the second quarter of 2006, compared with operating income of $2.6 million in the first quarter and $1.5 million in the second quarter of 2005. The turbot business posted strong results in the second quarter of 2006, contributing operating income of $4.1 million as it benefited from higher prices resulting from strong market conditions. Market prices for Southern bluefin tuna have improved considerably since last year and it is expected that this favorable trend will benefit results in the third quarter when the majority of fresh product sales occur.

In the second quarter of 2006, SSF's 25% interest in Marine Harvest contributed $14.7 million in net income as high salmon prices continued. On March 29, 2006, SNSA received prepayment of EUR 293.8 million (approximately $353.5 million at the then current exchange rate) representing SNSA's full share of its 25% ownership interest. The results of SNSA's 25% ownership in Marine Harvest will be included in SNSA's consolidated results until the transaction is completed. As a result of the increased profitability of the Marine Harvest joint venture in the second quarter of 2006, it is estimated that the gain on this sale will be approximately $62 million.

Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the second quarter 2006 results on Thursday, July 6th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm
CEST).

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

From UK +0800-028-7957
From the U.S. +1 800-475-3716
From Norway + 8001 5504
From other countries +1 719-457-2728

Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 10:00pm BST (5:00pm EDT, 11:00pm CEST) on Friday, July 7th, 2006. For access dial +1 888-203-1112 (in U.S.) or
+1 719-457-0820 (outside U.S.) and quote the call reservation number: 4715133.

Live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, July 6th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm CEST). A playback of the conference call commences on Thursday, July 6th, 2006 after 5:00pm BST (noon EDT, 6:00pm CEST).

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

Contacts:
       Richard M. Lemanski
       U.S.A. 1 203 299 3604
       rlemanski@stolt.com

       Jan Chr. Engelhardtsen
       U.K. 44 20 7611 8972
       jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                             ------------------------------------------    ------------------------
                                                               MAY 31,      FEBRUARY 28,       MAY 31,       MAY 31,       MAY 31,
                                                                2006            2006            2005          2006          2005
                                                             ----------    --------------    ----------    ----------    ----------
Operating revenue (a)                                        $  391,704    $      382,450    $  443,400    $  774,154    $  906,734
Operating expenses                                              303,370           290,329       351,098       593,699       720,335
                                                             ----------    --------------    ----------    ----------    ----------
Gross profit                                                     88,334            92,121        92,302       180,455       186,399

Equity in net income of non-consolidated
 joint ventures                                                   6,355             4,837         4,359        11,192         7,887
Administrative and general expenses                             (48,196)          (43,868)      (51,264)      (92,064)      (99,584)
Restructuring charges                                              (417)             (551)       (1,865)         (968)       (3,403)
Gain (loss) on disposal of assets, net                              887              (383)          162           504         1,550
Other operating expense, net                                       (338)             (165)       (1,986)         (503)       (4,627)
                                                             ----------    --------------    ----------    ----------    ----------
  Operating income                                               46,625            51,991        41,708        98,616        88,222

Non-operating income (expense):
  Interest expense, net                                          (6,738)           (9,173)       (8,819)      (15,911)      (24,534)
  Foreign currency exchange gain
   (loss), net                                                    5,218              (428)       (1,145)        4,790        (2,278)
  Loss on early retirement of
   debt (b)                                                           -                 -       (14,250)            -       (15,104)
                                                             ----------    --------------    ----------    ----------    ----------
  Income from continuing operations before income tax
   provision, minority interest and equity in net income of
   Marine Harvest                                                45,105            42,390        17,494        87,495        46,306

Income tax provision                                             (2,394)           (1,851)      (11,633)       (4,245)      (16,398)
                                                             ----------    --------------    ----------    ----------    ----------
  Income from continuing operations before minority
   interest and equity in net income of Marine Harvest           42,711            40,539         5,861        83,250        29,908

Minority interest                                                   (20)              (24)            1           (44)          (19)
Equity in net income of Marine Harvest                           14,700             7,400             -        22,100             -
                                                             ----------    --------------    ----------    ----------    ----------
  Income from continuing operations                              57,391            47,915         5,862       105,306        29,889
Income from discontinued operations                                   -                 -             -             -         1,100
Gain (loss) on sale of investment in discontinued
 operations (c)                                                       -                 -          (118)            -       355,882
                                                             ----------    --------------    ----------    ----------    ----------
  Net income                                                 $   57,391    $       47,915         5,744       105,306       386,871
                                                             ==========    ==============    ==========    ==========    ==========

PER SHARE DATA
Income per common share:
  Basic
   Income from continuing
   operations                                                $     0.91    $         0.75    $     0.09    $     1.66    $     0.46
   Income from discontinued operations                                -                 -             -             -          0.02
   Gain (loss) on sale of investment in discontinued
    operations                                                        -                 -             -             -          5.52
                                                             ----------    --------------    ----------    ----------    ----------
    Net Income                                               $     0.91    $         0.75    $     0.09    $     1.66    $     6.00
                                                             ==========    ==============    ==========    ==========    ==========

  Diluted
   Income from continuing operations                         $     0.90    $         0.74    $     0.09    $     1.63    $     0.45
   Income from discontinued operations                                -                 -             -             -          0.02
   Gain (loss) on sale of investment in discontinued
    operations                                                        -                 -             -             -          5.38
                                                             ----------    --------------    ----------    ----------    ----------
    Net Income                                               $     0.90    $         0.74    $     0.09    $     1.63    $     5.85
                                                             ==========    ==============    ==========    ==========    ==========

Weighted average number of common shares and common share
 equivalents outstanding:
  Basic                                                          63,089            64,174        65,137        63,615        64,444
  Diluted                                                        63,818            65,075        66,521        64,428        66,116

SELECTED CASH FLOW DATA
Capital expenditures                                         $   99,917    $        9,403    $   19,988    $  109,320    $   43,465

Depreciation and amortization (excluding drydocking)         $   24,186    $       22,825    $   24,719    $   47,011    $   50,218

Note - The weighted average number of diluted shares for the three months ended February 28, 2006 and May 31, 2005, and six months ended May 31,2005 have been revised from previously issued amounts.

(a) Net of $2.7 million in the second quarter and the first six months of 2006 and $9.8 million in the second quarter and first six months of 2005 for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes prepayment penalty and write-off of debt issuance costs of $14.3 million in the second quarter of 2005 and $15.1million for the six months of 2005 related to the retirement of the Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(c) Represents the gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                    AS OF
                                                               ------------------------------------------------
                                                                  MAY 31,        NOVEMBER 30,        MAY 31,
                                                                    2006             2005             2005
                                                               -------------    -------------    --------------
ASSETS

Cash and cash equivalents                                      $     132,119    $      29,587    $      49,053
Trade receivables, net                                               144,246          138,190          119,464
Inventories                                                           22,166           17,556           25,672
Prepaid expenses                                                      52,695           45,524           49,621
Other current assets                                                  13,930           11,512           10,595
                                                               -------------    -------------    -------------
  Total current assets                                               365,156          242,369          254,405

Fixed assets, net of accumulated depreciation                      1,534,488        1,473,633        1,439,828
Investment in and advances to non-consolidated joint ventures        100,724           85,839           72,136
Investment in and loan to Marine Harvest                             284,123          329,300          304,494
Goodwill and other intangible assets, net                             25,977           24,499           27,789
Other assets                                                         100,189           84,624           84,075
                                                               -------------    -------------    -------------
  Total assets                                                 $   2,410,657    $   2,240,264    $   2,182,727
                                                               =============    =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                          $      11,787    $     173,349    $      89,982
Current maturities of  long-term debt                                 55,610           49,482           50,336
Accounts payable                                                      58,886           53,802           65,268
Accrued liabilities                                                  205,705          204,506          187,064
Dividends Payable                                                     61,411                -                -
Prepayment proceeds on sale of Marine Harvest                        353,450                -                -
                                                               -------------    -------------    -------------
  Total current liabilities                                          746,849          481,139          392,650

Long-term debt                                                       430,089          444,099          377,103
Other non-current liabilities                                         95,247          101,760          113,799
Minority interest                                                        248              204              491

Common stock and Founder's shares                                     66,005           65,740           65,321
Paid-in surplus                                                      348,011          342,932          337,220
Retained earnings                                                    854,854          875,321          910,242
Accumulated other comprehensive income (loss), net                     8,006          (16,096)         (14,099)
Treasury stock                                                      (138,652)         (54,835)               -
                                                               -------------    -------------    -------------
  Total shareholders' equity                                       1,138,224        1,213,062        1,298,684
                                                               -------------    -------------    -------------
  Total liabilities and shareholders' equity                   $   2,410,657    $   2,240,264    $   2,182,727
                                                               =============    =============    =============
  Total debt, net of cash and cash equivalents:                $     365,367    $     637,343    $     468,368
                                                               =============    =============    =============

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                      -------------------------------------   ---------------------
                                                                       MAY 31,     FEBRUARY 28,    MAY 31,     MAY 31,     MAY 31,
                                                                         2006          2006          2005        2006        2005
                                                                      ---------   -------------   ---------   ---------   ---------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)                                $ 379,659   $     370,458   $ 354,110   $ 750,117   $ 690,625
Stolt Sea Farm (b)                                                       12,024          11,224      88,639      23,248     215,009
Corporate and Other                                                          21             768         651         789       1,100
                                                                      ---------   -------------   ---------   ---------   ---------
  Total                                                               $ 391,704   $     382,450   $ 443,400   $ 774,154   $ 906,734
                                                                      =========   =============   =========   =========   =========

GROSS PROFIT:
Stolt-Nielsen Transportation Group                                    $  83,520   $      87,242   $  80,518   $ 170,762   $ 166,753
Stolt Sea Farm                                                            4,801           4,111      10,672       8,912      18,316
Corporate and Other                                                          13             768       1,112         781       1,330
                                                                      ---------   -------------   ---------   ---------   ---------
  Total                                                               $  88,334   $      92,121   $  92,302   $ 180,455   $ 186,399
                                                                      =========   =============   =========   =========   =========

OPERATING INCOME:
Stolt-Nielsen Transportation Group (c)                                $  45,170   $      50,161   $  46,573   $  95,331   $  97,288
Stolt Sea Farm (b)                                                        3,430           2,623       1,505       6,053       1,489
Corporate and Other                                                      (1,975)           (793)     (6,370)     (2,768)    (10,555)
                                                                      ---------   -------------   ---------   ---------   ---------
  Total                                                               $  46,625   $      51,991   $  41,708   $  98,616   $  88,222
                                                                      =========   =============   =========   =========   =========

NET INCOME:
Stolt-Nielsen Transportation Group                                    $  32,252   $      39,614   $  38,793   $  71,866   $  78,513
Stolt Sea Farm                                                           17,562           8,794     (17,327)     26,356     (29,029)
Corporate and Other (d)                                                   7,577            (493)    (15,604)      7,084     (19,595)
                                                                      ---------   -------------   ---------   ---------   ---------
  Income from continuing operations                                      57,391          47,915       5,862     105,306      29,889
    Income from discontinued operations                                       -               -           -           -       1,100
    Gain (loss) on sale of investment in discontinued operations (e)          -               -        (118)          -     355,882
                                                                      ---------   -------------   ---------   ---------   ---------
  Total                                                               $  57,391   $      47,915   $   5,744   $ 105,306   $ 386,871
                                                                      =========   =============   =========   =========   =========

                                                                                                             AS OF
                                                                                            ---------------------------------------
                                                                                              MAY 31,     NOVEMBER 30,    MAY 31,
                                                                                                2006          2005          2005
                                                                                            -----------  -------------  -----------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                          $ 1,942,323  $   1,813,592  $ 1,767,783
Stolt Sea Farm                                                                                  367,656        408,401       92,466
Corporate and Other                                                                             100,678         18,271      322,478
                                                                                            -----------  -------------  -----------
  Total                                                                                     $ 2,410,657  $   2,240,264  $ 2,182,727
                                                                                            ===========  =============  ===========

(a) Net of $2.7 million in the second quarter and the first six months of 2006 and $9.8 million in the second quarter and first six months of 2005 for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes operating revenue of Stolt Sea Farm operations that were contributed to Marine Harvest as of April 29, 2005 of $75.6 million and $192.8 million in the second quarter and six months of 2005, respectively, and operating losses of $1.8 million and $5.2 million in the second quarter and six months of 2005, respectively.

(c) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $7.4 million, $6.6 million and $14.0 million in the second quarter, first quarter and six months of 2006, respectively, and $4.5 million and $9.5 million in the second quarter and six months of 2005, respectively, and at Stolt Tank Containers of $2.0 million, $2.4 million and $4.4 million in the second quarter, first quarter and six months of 2006, respectively. Also includes $1.7 million and $2.4 million in the second quarter and six months of 2005, respectively.

(d) Includes prepayment penalty and write-off of debt issuance costs of $14.3 million and $15.1 million in the second quarter and six months of 2005, respectively, related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(e) Represents the gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                                      THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            -------------------------------------   ---------------------
                                                             MAY 31,     FEBRUARY 28,    MAY 31,     MAY 31,     MAY 31,
                                                               2006          2006          2005        2006        2005
                                                            ---------   -------------   ---------   ---------   ---------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                                             $ 225,546   $     224,968   $ 206,332   $ 450,514   $ 402,343
    Regional Fleet                                             41,570          37,490      37,047      79,060      72,140
                                                            ---------   -------------   ---------   ---------   ---------
  Stolt Parcel Tankers - Total                                267,116         262,458     243,379     529,574     474,483
  Stolt Tank Containers                                        88,527          84,381      87,372     172,908     170,581
  Stolthaven Terminals                                         22,548          22,201      21,483      44,749      41,600
  SNTG Corporate                                                1,468           1,418       1,876       2,886       3,961
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $ 379,659   $     370,458   $ 354,110   $ 750,117   $ 690,625
                                                            =========   =============   =========   =========   =========

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                                 $  45,799   $      53,443   $  46,783   $  99,242   $ 102,635
    Regional Fleet                                              7,124           6,867       8,386      13,991      15,987
                                                            ---------   -------------   ---------   ---------   ---------
  Stolt Parcel Tankers - Total                                 52,923          60,310      55,169     113,233     118,622
  Stolt Tank Containers                                        20,722          18,481      16,363      39,203      31,746
  Stolthaven Terminals                                          9,003           8,324       8,891      17,327      16,489
  SNTG Corporate                                                  872             127          95         999        (104)
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $  83,520   $      87,242   $  80,518   $ 170,762   $ 166,753
                                                            =========   =============   =========   =========   =========

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $   5,641   $       3,737   $   3,315   $   9,378   $   5,908
  Stolt Tank Containers                                            (4)             (2)         60          (6)        126
  Stolthaven Terminals                                            718           1,102         873       1,820       1,506
  SNTG Corporate                                                    -               -           -           -          38
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $   6,355   $       4,837   $   4,248   $  11,192   $   7,578
                                                            =========   =============   =========   =========   =========

ADMINISTRATIVE AND GENERAL EXPENSES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                                  $ (25,123)  $     (22,255)  $ (20,776)  $ (47,378)  $ (43,854)
  Stolt Tank Containers (c)                                    (9,896)        (10,231)     (9,402)    (20,127)    (17,677)
  Stolthaven Terminals                                         (2,338)         (2,682)     (2,418)     (5,020)     (4,683)
  SNTG Corporate (d)                                           (7,388)         (5,871)     (2,982)    (13,259)     (5,951)
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $ (44,745)  $     (41,039)  $ (35,578)  $ (85,784)  $ (72,165)
                                                            =========   =============   =========   =========   =========

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $     723   $        (435)  $    (678)  $     288   $    (113)
  Stolt Tank Containers                                            42              53           7          95          35
  Stolthaven Terminals                                             (3)              -           -          (3)          -
  SNTG Corporate                                                    1               -           -           1           -
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $     763   $        (382)  $    (671)  $     381   $     (78)
                                                            =========   =============   =========   =========   =========

OTHER OPERATING INCOME (EXPENSE), NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $    (373)  $        (105)  $     (48)  $    (478)  $    (373)
  Stolt Tank Containers                                             -               -          89           -          85
  SNTG Corporate                                                   67             159        (121)        226      (1,109)
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $    (306)  $          54   $     (80)  $    (252)  $  (1,397)
                                                            =========   =============   =========   =========   =========

OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $  33,792   $      41,252   $  36,983   $  75,044   $  80,190
  Stolt Tank Containers                                        10,864           8,301       7,117      19,165      14,315
  Stolthaven Terminals                                          7,380           6,744       7,346      14,124      13,312
  SNTG Corporate                                               (6,449)         (5,585)     (3,008)    (12,034)     (7,126)
                                                            ---------   -------------   ---------   ---------   ---------
    SNTG before Restructuring Charges                          45,587          50,712      48,438      96,299     100,691
  SNTG Restructuring Charges                                     (417)           (551)     (1,865)       (968)     (3,403)
                                                            ---------   -------------   ---------   ---------   ---------
  Total                                                     $  45,170   $      50,161   $  46,573   $  95,331   $  97,288
                                                            =========   =============   =========   =========   =========

Note - The Operating Revenue components for Stolt Parcel Tankers for the three months ended February 28, 2006 and May 31, 2005, and six months ended May 31, 2005 have been revised from previously issued amounts.

(a) Net of $2.7 million in the second quarter and the first six months of 2006 and $9.8 million in the second quarter and first six months of 2005 for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes antitrust and other investigation related legal expenses of $7.4 million, $6.6 million and $14.0 million in the second quarter, first quarter and six months of 2006, respectively. Also includes $4.5 million and $9.5 million in the second quarter and six months of 2005, respectively.

(c) Includes antitrust and other investigation related legal expenses of $2.0 million, $2.4 million and $4.4 million in the second quarter, first quarter and six months of 2006, respectively. Also includes $1.7 million and $2.4 million in the second quarter and six months of 2005, respectively.

(d) Includes corporate overhead charges of $2.5 million, $2.5 million and $5.0 million for the second quarter, first quarter and six months of 2006, respectively. Also, includes $1.0 million and $2.0 million in the second quarter and six months of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                             AS OF
                                                            ---------------------------------------
                                                              MAY 31,     NOVEMBER 30,    MAY 31,
                                                                2006          2005          2005
                                                            -----------  -------------  -----------
TOTAL ASSETS
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                                      $ 1,405,263  $   1,320,549  $ 1,274,914
  Stolt Tank Containers                                         137,833        124,349      119,372
  Stolthaven Terminals                                          305,737        301,790      286,795
  SNTG Corporate                                                 93,490         66,904       86,702
                                                            -----------  -------------  -----------
  Total                                                     $ 1,942,323  $   1,813,592  $ 1,767,783
                                                            ===========  =============  ===========

                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                          ---------------------------------   ---------------------
                                           MAY 31,    FEBRUARY 28,   MAY 31,    MAY 31,    MAY 31,
                                            2006          2006         2005       2006       2005
                                          ---------  -------------  ---------  ---------  ---------
CAPITAL EXPENDITURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                    $  86,245  $       5,078  $   6,522  $  91,323  $  22,670
  Stolt Tank Containers                       9,038          1,078        847     10,116      1,521
  Stolthaven Terminals                        3,975          2,652      6,807      6,627      9,881
  SNTG Corporate                                417            205      1,461        622      2,739
                                          ---------  -------------  ---------  ---------  ---------
  Total                                   $  99,675  $       9,013  $  15,637  $ 108,688  $  36,811
                                          =========  =============  =========  =========  =========

DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                    $  17,890  $      16,519  $  16,337  $  34,409  $  32,658
  Stolt Tank Containers                       2,003          1,998      1,897      4,001      3,252
  Stolthaven Terminals                        2,952          2,889      2,621      5,841      5,229
  SNTG Corporate                                596            613        783      1,209      1,514
                                          ---------  -------------  ---------  ---------  ---------
  Total                                   $  23,441  $      22,019  $  21,638  $  45,460  $  42,653
                                          =========  =============  =========  =========  =========

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

                                                 1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                -------------   -------------   -------------   -------------
STOLT PARCEL TANKERS DIVISION:
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2004                                                   1.02            1.19            1.20            1.25
  2005                                                   1.29            1.31            1.36            1.34
  2006                                                   1.30            1.30             N/A             N/A

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea fleet:
  2004                                                    3.4             3.6             3.8             4.0
  2005                                                    3.7             3.7             3.8             3.8
  2006                                                    3.8             3.7             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                    2.2             2.3             2.4             2.2
  2005                                                    2.2             2.3             2.4             2.3
  2006                                                    2.3             2.7             N/A             N/A

OPERATING DAYS
  Deepsea fleet:
  2004                                                  5,794           5,900           6,080           6,252
  2005                                                  6,147           6,201           6,158           6,123
  2006                                                  6,184           6,304             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                  4,980           5,009           5,080           4,941
  2005                                                  4,922           5,165           5,177           5,189
  2006                                                  5,281           5,608             N/A             N/A

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea fleet:
  2004                                                     64              64              66              69
  2005                                                     68              67              67              67
  2006                                                     69              69             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                     55              54              55              54
  2005                                                     55              56              56              57
  2006                                                     59              61             N/A             N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
NUMBER OF SHIPMENTS
  2004                                                 20,214          21,656          21,189          21,203
  2005                                                 21,483          21,417          18,978          18,996
  2006                                                 19,312          20,384             N/A             N/A

TANK CONTAINERS OPERATED AND LEASED AT END OF PERIOD
  2004                                                 16,271          16,923          17,035          17,153
  2005                                                 17,281          17,690          17,959          17,979
  2006                                                 18,006          18,238             N/A             N/A

TANK CONTAINER UTILIZATION - %
  2004                                                   80.5%           79.8%           79.4%           78.9%
  2005                                                   79.7%           79.4%           72.9%           73.5%
  2006                                                   74.7%           76.1%            N/A             N/A

STOLTHAVEN TERMINALS DIVISION:
AVERAGE MARKETABLE SHELL BARREL CAPACITY
 (MILLIONS OF BARRELS)
  2004                                                   3.89            3.94            3.99            4.00
  2005                                                   4.13            4.22            4.36            4.33
  2006                                                   4.33            4.40             N/A             N/A

TANK CAPACITY UTILIZATION - %
  2004                                                   97.0%           98.7%           98.6%           96.7%
  2005                                                   96.7%           97.6%           95.1%           95.6%
  2006                                                   98.8%           98.1%            N/A             N/A